September 18, 2013

VIA EDGAR

Joel Parker

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

Re:	Tower Group International, Ltd. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed March 4, 2013 File No. 000-50990

Dear Mr. Parker:

The purpose of this letter is to respond to your letter dated September 4, 2013. For your convenience, we set forth in this letter the comment from your letter in bold typeface and include the responses below from Tower Group International, Ltd. (“TGIL”) and its subsidiaries (TGIL and such subsidiaries, collectively, the “Company”) to such comment.

The Company’s response herein is prepared from the financial information and disclosures included in its Form 10-K for the Fiscal Year Ended December 31, 2012 filed March 4, 2013 (“the 2012 Form 10-K”). As of September 18, 2013, the date of this letter, the Company has not filed its Form 10-Q as of and for the three and six months ended June 30, 2013 (the “June 30, 2013 Form 10-Q”). The Company intends to record a charge in its second quarter operating results. Accordingly, the Company’s statutory financial information as of June 30, 2013, including the amount of statutory capital and surplus, the amounts of restricted net assets of its insurance subsidiaries, and the amount of its insurance subsidiaries’ retained earnings or net income that is restricted or free of restrictions for distribution to TGIL as the ultimate parent, may differ materially from the respective amounts as of December 31, 2012. To the extent the June 30, 2013 amounts are materially different, management would add disclosure to its June 30, 2013 Form 10-Q discussing its statutory financial information. This disclosure has historically not been included in the Company’s Form 10-Q filings as the statutory financial information on a quarterly basis was materially consistent from the amounts disclosed in its Form 10-Ks.

Notes to Consolidated Financial Statements

Note 18 – Statutory Financial Information and Accounting Policies, page F-45

1.	Please provide us proposed disclosure to be included in future filings to address the following:

•	Although you disclose on page 84 that you and your insurance subsidiaries exceed the minimum capital requirements, disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

•	Disclose the amounts of restricted net assets for your subsidiaries other as of December 31, 2012 or otherwise disclose how you current disclosure complies with the objective in Rule 4-08(e)(3)(ii) of Regulation S-X.

Crown House, 3rd Floor • 4 Par-la-Ville Road • Hamilton HM 08, Bermuda

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•	Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by Tower Group International, Ltd. to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.

•	Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.

Company response:

The Company proposes the following revised disclosure to be included in the notes to its consolidated financial statements in future filings on Form 10-K. We are presenting the proposed disclosure as “marked” from the disclosure included in the Company’s 2012 Form 10-K. Subsequent to filing the 2012 Form 10-K, the Company finalized its statutory basis financial statements on the insurance subsidiaries. The statutory basis financial statements for the U.S. subsidiaries are required to be filed on May 31 and, for the Bermuda based insurance subsidiaries, on April 30. Certain adjustments were made to the finalized statutory basis financial statements that resulted in changes to the initial capital and surplus and net income estimates reported in the 2012 Form 10-K. These updated amounts are included in the response below.

We also note that on March 13, 2013, Tower Group, Inc. completed a reverse acquisition as a result of which TGIL became the ultimate parent of the Company. The Company obtained Tower Reinsurance, Ltd., a Bermuda reinsurance company, in connection with the reverse acquisition.

Note 18—Statutory Financial Information and Accounting Policies

United States

For regulatory purposes, the Company’s U.S.-based insurance subsidiaries, excluding the Reciprocal Exchanges, ~~CastlePoint Reinsurance Company, Ltd. (“CastlePoint Re”) which, as discussed below, is Bermuda domiciled,~~ prepare their statutory basis financial statements in accordance with practices prescribed or permitted by the state they are domiciled in (“statutory basis” or “SAP”). The more significant SAP variances from GAAP are as follows:

•	Policy acquisition costs are charged to operations in the year such costs are incurred, rather than being deferred and amortized as premiums are earned over the terms of the policies.

•	Ceding commission revenues are earned when ceded premiums are written except for ceding commission revenues in excess of anticipated acquisition costs, which are deferred and amortized as ceded premiums are earned. GAAP requires that all ceding commission revenues be earned as the underlying ceded premiums are earned over the term of the reinsurance agreements.

•	Certain assets including certain receivables, a portion of the net deferred tax asset, prepaid expenses and furniture and equipment are not admitted.

•	Investments in fixed-maturity securities are valued at NAIC value for statutory financial purposes, which is primarily amortized cost. GAAP requires investments in fixed-maturity securities classified as available for sale, to be reported at fair value.

•	~~Loss and LAE reserves are reported net of ceded reinsurance within the statutory basis financial statements. GAAP requires the reserve and reinsurance amounts to be shown gross.~~

•	For SAP purposes, changes in deferred income taxes relating to temporary differences between net income for financial reporting purposes and taxable income are recognized as a separate component of gains and losses in surplus rather than included in income tax expense or benefit as required under GAAP.

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•	Investments in stocks of subsidiaries are carried as assets on the statutory basis balance sheet. Under GAAP, investments in stocks of subsidiaries are generally consolidated if the investor owns greater than fifty percent or otherwise demonstrates control of the subsidiary.

In preparing its statutory basis financial statements, the Company does not use any permitted statutory accounting practices.

State insurance laws restrict the ability of our insurance subsidiaries to declare dividends. State insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. Generally, dividends may only be paid out of earned surplus, and the amount of an insurer’s surplus following payment of any dividends must be reasonable in relation to the insurer’s outstanding liabilities and adequate to meet its financial needs. Further, prior approval of the insurance department of its state of domicile is required before any of our insurance subsidiaries can declare and pay an “extraordinary dividend” to the Company.

For the years ended December 31, 2013, 2012 and 2011, the Company’s U.S.-based insurance subsidiaries had combined SAP net income (loss) of $XX.X million, $(42.3) million and $52.0 million, respectively. At December 31, 2013 and 2012 the Company’s U.S.-based insurance subsidiaries had reported SAP combined capital and surplus ~~as regards policyholders~~ of $XXX.X million and $594.2 million, respectively. ~~, as filed with the insurance regulators.~~

The Company is required to maintain minimum capital and surplus for each of its U.S.-based insurance subsidiaries. Management determined the minimum capital and surplus requirement to be above “Company Action Level.” Company Action Level is calculated as two times the insurance subsidiaries’ “authorized control level risk-based capital”, which is calculated from a risk-based model adopted by the state insurance regulators. As of December 31, 2013 and 2012, the combined Company Action Level capital and surplus requirements for the U.S.-based insurance subsidiaries were $XXX.X million and $281.1 million, respectively. None of the individual U.S.-based insurance subsidiaries fell below their respective Company Action Level requirements.

The Company’s U.S.-based insurance subsidiaries paid $XX.X million, $10.2 million and $15.0 million in dividends and/or return of capital to the holding company in 2013, 2012 and 2011, respectively. As of December 31, 2013, $XX.X of the Company’s net assets held at the U.S.-based insurance subsidiaries was unavailable for distribution or advances to TGIL. The maximum distribution that TGIL’s insurance subsidiaries could pay without prior regulatory approval was $XX.X million, and as such, such amount was available to pay dividends to TGIL’s shareholders as of December 31, 2013. ~~and the maximum return of capital available from CastlePoint Re without Bermuda regulatory permission was $43.0 million.~~

Bermuda

Our Bermuda-based insurance subsidiaries are ~~CastlePoint Re is~~ registered as Class 3 reinsurers under The Insurance Act 1978 (Bermuda), amendments thereto and related regulations (the “Insurance Act”). Under the Insurance Act, our Bermuda-based insurance subsidiaries are ~~CastlePoint Re is~~ required to prepare Statutory Financial Statements and to file a Statutory Financial Return. The Insurance Act also requires our insurers ~~CastlePoint Re~~ to maintain minimum share capital and surplus, and they have ~~it has~~ met these requirements as of December 31, 2013.

For Bermuda registered companies, there are some differences between financial statements prepared in accordance with GAAP and those prepared on a Bermuda statutory basis. The more significant Bermuda SAP variances from GAAP are as follows:

•	Deferred policy acquisition costs have been fully expensed to income.

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•	Prepaid expenses and fixed assets are excluded from the statutory balance sheet.

•	Investments in fixed-maturity securities are carried at amortized cost. GAAP requires investments in fixed-maturity securities classified as available for sale to be reported at fair value.

•	Deferred income taxes, intangible assets and goodwill are not included in the Bermuda statutory capital and surplus balances.

•	Investments in stocks of subsidiaries are carried as assets on the statutory basis balance sheet. Under GAAP, investments in stocks of subsidiaries are generally consolidated if the investor owns greater than fifty percent or otherwise demonstrates control of the subsidiary.

Our Bermuda-based insurance subsidiaries are ~~CastlePoint Re is~~ also subject to dividend limitations imposed by Bermuda. Under the Companies Act 1981 of Bermuda, as amended (the “Companies Act”), we may declare or pay a dividend out of distributable reserves only if we have reasonable grounds for believing that we are, or would after the payment be, able to pay our liabilities as they become due and if the realizable value of our assets would thereby not be less than the aggregate of our liabilities and issued share capital and share premium accounts.

For the year ended December 31, 2013, 2012 and 2011, our Bermuda-based insurance subsidiaries ~~CastlePoint Re~~ had combined statutory net income of $XX.X million, $8.3 million and $27.5 million, respectively, and at December 31, 2013 and 2012, had combined statutory surplus of $XXX.X million and $285.8 million, respectively. The combined statutory surplus amounts as of December 31, 2013 and 2012 include $XXX.X million and $150.5 million, respectively, from U.S.-based insurance subsidiaries that are owned by the Bermuda insurance companies. Our Bermuda-based insurance subsidiaries’ ~~CastlePoint Re’s~~ combined minimum capital and surplus requirement as of December 31, 2013 was $XX.X million.

The Company’s Bermuda-based insurance subsidiaries paid $XX.X million, $2.5 million and $20.0 million in dividends and/or return of capital to the holding company in 2013, 2012 and 2011, respectively. As of December 31, 2013, $XX.X of the Company’s net assets held at its Bermuda-based insurance subsidiaries was unavailable for distributions or advances to TGIL. Maximum dividend and return of capital to TGIL without Bermuda regulatory permission was $XX.X million, and as such, such amount was available to pay dividends to TGIL’s shareholders as of December 31, 2013.

~~For Bermuda registered companies, there are some differences between financial statements prepared in accordance with GAAP and those prepared on a statutory basis. Certain assets are non-admitted under Bermuda regulations. Accordingly, for Bermuda statutory reporting, deferred policy acquisition costs have been fully expensed to income and prepaid expenses and fixed assets have been removed from the statutory balance sheet.~~

Reciprocal Exchanges

The Reciprocal Exchanges prepare their statutory basis financial statements in accordance with SAP. The more significant SAP variances from GAAP are consistent with those discussed above for the U.S.-based insurance subsidiaries.

For the years ended December 31, 2013, 2012 and 2011, the Reciprocal Exchanges had combined SAP net income (loss) of $XX.X million, $7.4 million and $16.5 million, respectively. At December 31, 2013 and 2012 the Reciprocal Exchanges had combined capital and surplus of $XX.X million and $91.4 million, respectively.

The Reciprocal Exchanges are required to maintain minimum capital and surplus. The minimum capital and surplus requirements were determined to be above Company Action Level. As of December 31, 2013 and 2012, the combined Company Action Level capital and surplus requirements for the Reciprocal Exchanges were $XX.X million and $56.2 million, respectively.

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The Reciprocal Exchanges are not owned by the Company, but managed through management agreements. Accordingly, the Reciprocal Exchanges’ net assets are not available to the Company. In addition, no dividends can be paid from the Reciprocal Exchanges to TGIL.

*         *         *      *     *

In response to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Thank you for your consideration of this response. If you have any further questions or comments, please contact me at (212) 655-2000.

Very truly yours,

/s/ William E. Hitselberger

Executive Vice President and Chief Financial Officer

Crown House, 3rd Floor • 4 Par-la-Ville Road • Hamilton HM 08, Bermuda

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